Exhibit 99.1

Scorpio Bulkers Inc. Announces Commitment for a $411 Million Loan Facility and Status of Remaining Bank Financing

Monaco - (Marketwired - October 20, 2014) - Scorpio Bulkers, Inc. (NYSE:SALT) (the "Company") announced today that it has received commitments from a group of financial institutions for a loan facility of up to $411.264 million (the "Facility").

The Facility was arranged by DNB Markets, Inc and contains commitments from financial institutions including DNB Capital, LLC, the Export-Import Bank of Korea ("KEXIM") and Korea Trade Insurance Corporation ("KSURE") as well as Korean and international pension funds and financial institutions.

The Facility shall mature six years from the delivery of the final vessel securing the Facility, however not later than June 2022, and in certain circumstances the Facility shall mature 12 years after the delivery of each financed vessel.  The Facility is available to finance up to 60% of the contract price of the Company's 12 Capesize bulk carriers under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea.  The terms and conditions of the Facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type, and the commitments from KEXIM and KSURE are in accordance with OECD Guidelines.  The Facility is subject to customary conditions precedent and the execution of definitive documentation.

Emanuele Lauro, Chairman and CEO, commented "We are delighted by the support we have received from our financial partners, particularly from leading financial institutions and pension funds in South Korea.  We now have five closed or committed loan facilities amounting to up to $1.388 billion, financing 64 vessels in our 80 vessel fleet.   We have also received proposals for loan facilities for our remaining 16 unfinanced vessels and expect that we will announce commitments in respect of these vessels within the fourth quarter of 2014."

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com